Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-165200

Tower Automotive, LLC

Free Writing Prospectus Dated October 12, 2010

On October 6, 2010, mergermarket, which is part of The Mergermarket Group, published an article regarding Tower Automotive, LLC (together with its corporate successor, “Tower”), including a discussion of Tower’s initial public offering of common stock.

Clarifications and Corrections

Tower did not prepare or review this article in advance of its publication. Neither Tower nor any other offering participant was aware of the publication of the article prior to October 7, 2010. With the exception of statements attributed directly to Dr. Gyula Meleghy, the article represents the author’s opinion, which is not endorsed or adopted by Tower.

The full text of the article appears below; certain factual misstatements contained in the article are corrected by bracketed language that follows each such misstatement.

Tower to consolidate European market with smaller buys, president says mergermarket

Tower Automotive, a Michigan-based automotive components company, will continue to consolidate the European market with small buys, according to company President for International Operations Gyula Meleghy.

“We are in the process of devising a strategy to return to the volumes before the crisis. Smaller acquisitions form part of this strategy”, Meleghy said.

In Europe, revenue at Tower dropped about EUR 200m following the automotive industry crisis; the company now has EUR 500m in revenue within Europe, Meleghy said. Tower generated global turnover of USD 1.6bn last year. [CORRECTION: Tower had USD $659 million of revenue from its European operations in 2009, a decline of USD $228 million from its USD $887 million of revenues from European operations in 2008. Tower had total revenues of USD $1.6 billion during 2009.]

The company supplies the automotive industry with body-structure stampings, frames and other chassis structures, as well as complex welded assemblies for small and large cars, crossovers, pickups and SUVs.

Tower in recent months acquired two companies, the president said on the sidelines of the IZB trade fair in Germany. One of them was TVB Umformtechnik, a metal stamping specialist with revenue of EUR 30m. Tower acquired it in March out of insolvency for an unspecified amount. Cerberus Capital Management acted as adviser for Tower in the deal. [CORRECTION: Tower acquired certain assets of TWB Fahrzeugtechnik GmbH & Co. KG i.L, located in Artern, Germany, during 2010 and has not made any other acquisitions in 2010. Tower did not engage the services of a financial advisor in connection with such acquisition.]

The company is currently working with an unidentified Austrian M&A advisory boutique on a list of targets in Europe. [CLARIFICATION: There are presently no specific discussions that have reached the stage where execution has become probable.]

Tower, owned by Cerberus, announced on 4 October a public offering on the New York Stock Exchange, and company executives are currently on a roadshow, Melegy said. Tower filed for an amended the initial public offering, and now anticipates net proceeds of USD 87.5m. The amended filing was made with the SEC on 5 October. [CORRECTION: On October 4, 2010, Tower filed an amended registration statement with the Securities and Exchange Commission that identified anticipated net proceeds of $87.5 million, based on certain assumptions described therein.]

Goldman, Sachs & Co, Citi, JPMorgan, Wells Fargo Securities are financial advisers while Baird and Lazard Capital Markets are underwriters of the IPO. [CORRECTION: Each of Goldman, Sachs & Co, Citi, J.P. Morgan, Wells Fargo Securities, Baird and Lazard Capital Markets are underwriters of Tower’s initial public offering of common stock.]

Market consolidation within the sector has already largely taken place in the US while Europe remains fragmented. [CLARIFICATION: This statement represents an opinion of management of Tower.] In Asia, Tower continues to remain focused on organic growth via its existing joint-venture partners, he pointed out.

Tower’s revenue is 40% from the Americas, 40% from Europe and 20% from Asia. It has 31 manufacturing plants across Europe and has 7,400 employees. [CORRECTION: During 2009, the Americas accounted for 39% of Tower’s revenues; Europe accounted for 40% of Tower’s revenues and Asia accounted for 21% of Tower’s revenues. Tower currently has 32 manufacturing facilities throughout North America, South America, Europe and Asia.]

by Johannes Koch

Forward-Looking Statements

This free writing prospectus contains certain forward-looking statements. The forward-looking statements involve estimates, projections, goals, forecasts, assumptions, risk and uncertainties that could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements. Any forward-looking statement is based on information current as of the date on which such statement was made and speaks only as of such date, and Tower undertakes no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made.

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The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents free of charge by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, copies of the prospectus and prospectus supplement may be obtained from Goldman, Sachs & Co. at Prospectus Department, 200 West Street, New York, New York 10282 (facsimile: 212-902-9316; email: prospectus-ny@ny.email.gs.com); Citi, Brooklyn Army Terminal, 140 58th Street, 8th Floor, Brooklyn, NY 11220, 800-831-9146 or email: batprospectusdept@citigroup.com; or J.P. Morgan, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, Telephone 866-803-9204.